

Mail Stop 3720

June 28, 2006

Mr. Joseph Saporito
Chief Financial Officer
Carriage Services, Inc.
3040 Post Oak Blvd.
Suite 300
Houston, TX 77056

>   **Re**:   **Carriage Services, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 10, 2006**
>
>   **Forms 10-Q for Fiscal Quarter Ended March 31, 2006**
>   **File No. 1-11961**

Dear Mr. Saporito:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page 36

1.   It appears that you are currently presenting the net changes in balance sheet line items such as "deferred cemetery revenue" and "deferred preneed funeral contracts revenue" in the line item titled "deferred preneed revenue," which is classified within cash provided by operating activities on the cash flow statement. We do not believe that this net presentation, with all activities being classified within operating activities, complies with the requirements of SFAS No. 95 "Statement of Cash Flows." Further, it is not clear to us where the changes in the non-controlling interest balance sheet accounts are presented in your cash flow statement. Please explain.

Your response to this comment should detail a cash flow presentation that is compliant with SFAS No. 95, while also presenting meaningful information to an investor to enable them to better understand the underlying cash flows. We recognize that this represents a change from your historical manner of presenting cash flows related to the activities of the preneed funeral and cemetery merchandise and services trusts and cemetery perpetual care trusts. To the extent that any change in classification would require information that you currently do not track (for example, gross movements within the investment portfolio), please note that in your response.

At a minimum, your response should address how you believe each of the following cash flows should be classified, citing appropriate portions of SFAS No. 95 to support your position:

- the refundable deposit originally made by the customer for services to be performed at some future date;
- the transfer of this deposit from the company to the trust, where it is invested as part of a larger investment portfolio;
- cash received for interest and dividends related to earnings of the investment portfolio;
- the reinvestment of these interest and dividends within the investment portfolio;
- if the interest and dividends are not reinvested within the investment portfolio, specify what they are used for, and how they should be classified; and
- the removal of funds from the investment portfolio once state requirements have been met, and the transfer of these funds from the trust back to the company.

This list may not be all inclusive, so if there are other associated cash inflows and outflows that you believe relevant to this discussion, they should also be addressed. Please also address any other relevant disclosures, such as information related to non-cash investing and financing activities associated with these trusts.

Further, it appears that these cash flows may be material to your company, and if so, you should address them in the liquidity section of Management's Discussion and Analysis of Financial Condition and Results of Operations. The discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows as depicted in the statement of cash flows, and the reasons underlying those changes. Please refer to the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

2. We refer to the line item entitled "preneed trust investments" in the operating section of the cash flow. Please provide us with a reconciliation of the activity in this line item on a gross basis.

Notes to Consolidated Financial Statements

Note 1. Basis of presentation and Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page 38

3. Tell us how you determine your reporting units for purposes of testing goodwill for impairment. Since you disclose that you assess and test impairment of goodwill based on reporting units identified within the funeral segment that are aggregated geographically, describe for us in detail how you meet the aggregation criteria of paragraph 30 of SFAS 142. For additional guidance refer to EITF D-101.

4. Also include in the notes to the financial statements information about the changes in the carrying amount of goodwill from period to period as required by paragraph 45 (c) of SFAS No. 142.

Mr. Joseph Saporito
Carriage Services, Inc.
June 28, 2006
Page 4

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Alonso Rodriguez, Staff Accountant, at (202) 551-3370 or Terry French, Branch Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director